BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                                       NIRE. 35300010230
                             A Publicly Held Company


                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                  OF MAY 5 2003
                                  -------------


         On May 5 2003, at 3:00 pm, at its principal place of business, with the legal quorum being present, under the presidency of Dr. Olavo Egydio Setubal, the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met with the following objectives: a) to appoint the Chairman and Vice-chairmen of the Administrative Council for the next annual term of office which will terminate with the inauguration of those elected by the 2004 annual general meeting, as well as the substitute for the Chairman should he be unable to exercise his duties; b) to elect the persons who will form the Board of Directors and establish the areas of specific responsibility of each of the Directors for the next annual term of office, to terminate with the inauguration of those elected at the meeting following the 2004 Annual General Meeting; c) to elect the persons that will compose the International Consultative Committee, the Itau Holding Options Committee and the Itau Holding Internal Controls Committee for the next annual term of office, identical to the Board of Directors.

         Following the order of the above-mentioned agenda, the Councilors unanimously appointed as Chairman of the Administrative Council: Dr. Olavo Egydio Setubal; as Vice-chairmen: Dr. Jose Carlos Moraes Abreu, Dr. Alfredo Egydio Arruda Villela Filho and Dr. Roberto Egydio Setubal.

         The Councilors further decided that in the event of incapacity or absences, the Chairman of the Administrative Council, Dr. Olavo Egydio Setubal, will be substituted by the Vice-chairman, Dr. Jose Carlos Moraes Abreu.

         The regulations contained in article 8 of the articles of association having been examined, the Councilors decided unanimously to appoint 8 (eight) positions to the Board of Directors, comprised by the President, 2 (two) Senior Vice-presidents, 2 (two) Executive Vice-presidents, 2 (two) Executive Directors and the Legal Consultant.

         Moving on to the election of members to the various statutory bodies, it was initially verified if those to be elected were in compliance with the preconditions for eligibility pursuant to articles 146, captioned sentence, and 147, second paragraph of Law 6404/76 and Resolution 3041/02 of the National Monetary Council and Instruction n(0) 367/02 of the Brazilian Exchange Commission (Comissao de Valores Mobiliarios). The Councilors then unanimously decided to elect to the Board of Directors for the next annual term of office the following persons listed below:
(Below, unless otherwise stated, the names of members elected to the various statutory bodies are followed by a Brazilian ID number (RG) and then a federal tax enrollment registration number (CPF)).


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BANCO ITAU HOLDING FINANCEIRA S.A.
Meeting of the Administrative Council of May 5 2003                       Page 2

1) - President Director: ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, RG-SSP/SP n(0) 4.548.549, CPF n(0) 007.738.228-52, domiciled in the city of
     Sao Paulo, at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa - 10(0) andar;

2) - Senior Vice-presidents: HENRI PENCHAS, Brazilian, widower, engineer, RG-SSP/SP n(0)2.957.281, CPF. n(0) 061.738.378-20, domiciled in the city of
     Sao Paulo, at Praca Alfredo Egydio de Souza Aranha, 100, Torre Conceicao - 12(0)andar; and SERGIO SILVA DE FREITAS, Brazilian, married, engineer, RG-SSP/SP n(0) 6.523.309, CPF. n(0)007.871.838-49, domiciled in the city of
     Sao Paulo, at Praca Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela - 6(0)andar;

3) - Executive Vice-presidents: ALBERTO DIAS DE MATTOS BARRETTO, Brazilian, married, lawyer, RG-SSP/SP n(0) 2.805.480-5, CPF. n(0)058.935.508-20, domiciled in the city of Sao Paulo, at Praca Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela - 4(0)andar; and ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, RG-SSP/SP n(0)6.045.777, CPF n(0)014.414.218-07, domiciled in the city of Sao Paulo, at Praca Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela - 13(0)andar;

4) - Executive Directors: RODOLFO HENRIQUE FISCHER, Brazilian, single, engineer, RG-SSP/SP n(0)5.228.587-X, CPF. n(0)073.561.718-05, domiciled in the city of Sao Paulo, at Praca Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela - Piso Zero; and SILVIO APARECIDO DE CARVALHO, Brazilian, divorced, business administrator, RG-SSP/SP n(0)3.293.653, CPF. n(0)391.421.598-49,
     domiciled in the city of Sao Paulo, at Praca Alfredo Egydio de Souza Aranha, 100, Torre Conceicao - 12(0)andar;

5) - Legal Consultant: LUCIANO DA SILVA AMARO, Brazilian, divorced, lawyer, RG-SSP/SP n(0)3.413.990, CPF. n(0) 105.883.708-78, domiciled in the city of
     Sao Paulo, at Praca Alfredo Egydio de Souza Aranha, 100, Torre Conceicao - 12(0)andar;

         Proceeding with the next item on the agenda with respect to the composition of the International Consultative Committee for the next annual term of office terminating in the inauguration of those elected at the meeting subsequent to the 2004 Annual General Meeting, the President affirmed that under the terms of article 11 of the articles of association, the said Committee must include in their capacity as permanent members, the President of this Administrative Council, Dr. Olavo Egydio Setubal, Chairman, Dr. Roberto Egydio Setubal, and from 3 (three) to 13 (thirteen) persons elected from management and from personalities of recognized competence in the field of international relations.

         Following voting, those reelected to comprise the Committee are as follows: ALBERTO DIAS DE MATTOS BARRETTO, Brazilian, married, lawyer, RG-SSP/SP n(0) 2.805.480-5, CPF. n(0) 058.935.508-20, domiciled in the city of Sao Paulo, at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Eudoro Villela - 4(0) andar; ARTUR EDUARDO BROCHADO DOS SANTOS SILVA, Portuguese, married, lawyer, Portuguese ID card n(0) 1960575, domiciled at Rua Tenente Valadim, 284, Porto - Portugal; CARLOS DA CAMARA PESTANA, Portuguese, married, lawyer, holder of foreign national ID card RNE/DPMAF-SE-

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BANCO ITAU HOLDING FINANCEIRA S.A.
Meeting of the Administrative Council of May 5 2003                       Page 3

     W-289499-K, CPF. n(0) 401.016.577-49, domiciled in the city of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Itausa - 9(0) andar; DIETER RAMPL, Austrian, married, banker, domiciled at Kardinal Faulhaber - Str, n(0) 1, Muenchen, Federal Republic of Germany; HENRI PENCHAS, Brazilian, widower, engineer, RG-SSP/SP n(0) 2.957.281, CPF. n(0) 061.738.378-20, domiciled in the city of Sao Paulo, at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Conceicao - 12(0) andar; ISIDRO FAINE CASAS, Spanish, married, economist, Spanish National Identity Document n(0) 36.456.287, domiciled at Av. Diagonal, 621-629 - Torre I - 21(a) Planta - Barcelona - Spain; JOSE CARLOS MORAES ABREU, Brazilian, widower, lawyer, RG-SSP/SP n(0) 463.218, CPF. n(0) 005.689.298-53, domiciled in the city of Sao Paulo, at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Itausa - Piso Itausa; MARIA DE LOURDES EGYDIO VILLELA, Brazilian, divorced, psychologist, RG-SSP/SP n(0) 2.497.608-8, CPF n(0) 007.446.978-91,
     domiciled in the city of Sao Paulo, at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Itausa - Piso Terraco; ROBERTO TEIXEIRA DA COSTA, Brazilian, married, economist, RG-SSP/SP 3.246.995, CPF 007.596.358-20, domiciled at Rua Pedro Avancine, 73 - 1(0) andar - Sao Paulo-SP; and SERGIO SILVA DE FREITAS, , Brazilian, married, engineer, RG-SSP/SP n(0) 6.523.309, CPF. n(0) 007.871.838-49, domiciled in the city of Sao Paulo, at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Eudoro Villela - 6(0) andar.

         The President then recalled that it was the responsibility of those present to decide on the composition of the Itau Holding Options Committee and the Itau Holding Internal Controls Committee, with mandate to coincide with members of this Administrative Council.

         Having examined the matter, it was unanimously decided that the above-mentioned statutory bodies will be comprised of the following persons:

                         ITAU HOLDING OPTIONS COMMITTEE

                     President
                     ---------
                     - OLAVO EGYDIO SETUBAL

                     Members
                     -------
                     - CARLOS DA CAMARA PESTANA
                     - JOSE CARLOS MORAES ABREU
                     - ROBERTO EGYDIO SETUBAL
                     - ROBERTO TEIXEIRA DA COSTA

                    ITAU HOLDING INTERNAL CONTROLS COMMITTEE

                     President
                     ---------
                     - CARLOS DA CAMARA PESTANA

                     Effective Members
                     -----------------
                     - ALCIDES LOPES TAPIAS
                     - HENRI PENCHAS

         Finally, pursuant to Articles 5 and 6 of the Brazilian Securities Commission (CVM) Instruction 202 of December 6, 1993 and reworded in CVM Instruction 309 of June 10,

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BANCO ITAU HOLDING FINANCEIRA S.A.
Meeting of the Administrative Council of May 5 2003                       Page 4

1999, it was decided that the specific area of Investor Relations should remain the responsibility of the Executive Vice-President Alfredo Egydio Setubal.

         Additionally and unanimously, and in accordance with the regulations of the Brazilian Central Bank and the CVM, it was decided to appoint:

              I - Director Responsible for the Commercial Portfolio, for Investments, for Credit, Finance and Investment,
                    and for Real Estate Finance and Leasing
                    ---------------------------------------
                    - SERGIO SILVA DE FREITAS

              II - Director Responsible for the Accounting Area, for the Supervision of the External Audit, for the Central Risk System, for Liquidity Risk Control, for Prevention and Combat of Money Laundering
                    and for the UNICAD System
                    -------------------------
                    - HENRI PENCHAS

              III - Director Responsible for Foreign Exchange Operations
                    ----------------------------------------------------
                    - ALBERTO DIAS DE MATTOS BARRETTO

              IV -  Director Responsible for Swap Operations, for
                    Committed Operations, for Rural Credit Operations,
                    for the Brazilian Payments System and for Deposit Accounts
                    ----------------------------------------------------------
                    - RODOLFO HENRIQUE FISCHER

              V  -  Investment Relations Director
                    -----------------------------
                    - ALFREDO EGYDIO SETUBAL

         There being no further matter on the agenda, the President requested the transcription of these minutes which, having been read and approved, were signed by all, the meeting then being closed. Sao Paulo-SP, May 5 2003. (signed) Olavo Egydio Setubal - President; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-presidents; Alcides Lopes Tapias, Carlos da Camara Pestana, Henri Penchas, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.

                 I CERTIFY THAT THE PRESENT IS AN EXACT COPY OF
                THE ORIGINAL TRANSCRIBED IN THE MINUTES REGISTER.

                            Sao Paulo-SP, May 5 2003.


                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director